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                                                    This filing is made pursuant
                                                    to Rule 424(b)(3) under
                                                    the Securities Act of
                                                    1933 in connection with
                                                    Registration No. 333-52484



VESTIN FUND LLC RELEASES NOVEMBER RESULTS


Dec. 6, 2001 - Vestin Mortgage Inc., a subsidiary of Vestin Group Inc. (Nasdaq:
VSTN - news), and the manager of Vestin Fund II LLC (the "Company"), today announced that as of Nov. 30, 2001, the Company has raised in excess of $89,500,000 and has 38 mortgage loans in its portfolio totaling approximately $81,600,000.

The average maturity of these loans was 11 months, with an average interest rate of 13.51 percent per annum. The Company distributed to its 1,591 unit holders a weighted average interest rate yield of 13.27 percent for the month of November. For the months of July, August, September, October and November 2001, the Company distributed to its unit holders a weighted average rate per annum interest rate yield of 13.40 percent.

Vestin Group, Inc., through its lending division, is one of the nation's largest private lenders. Its subsidiary, Vestin Mortgage, is a Las Vegas-based commercial mortgage broker. Vestin Mortgage has facilitated more than $530 million in the last three years in lending transactions. Through its subsidiary Vestin Mortgage, Vestin Group manages two funds, Vestin Fund I LLC, a $100 million mortgage fund, and Vestin Fund II LLC, a $500 million mortgage fund.